  Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON ANNOUNCES FILING OF ANNUAL REPORT ON FORM 40-F

Toronto, ON – March 13, 2019 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX; DNN: NYSE American) is pleased to announce that it has filed its 2018 annual report on Form 40-F with the U.S. Securities and Exchange Commission ("SEC"). Denison’s Form 40-F incorporates by reference the management discussion and analysis and audited financial statements of the Corporation for the year ended December 31, 2018, as furnished to the Commission on Denison’s Form 6-K dated March 8, 2019. Denison's Form 40-F is available on Denison's website at www.denisonmines.com, and on the SEC's website at www.sec.gov/edgar.shtml.

Filed concurrently with the filing of the Form 40-F is Denison’s Annual Information Form, which has also been filed with Canadian regulatory authorities and is available on Denison's website at www.denisonmines.com and under the Company's profile on SEDAR at www.sedar.com.

Holders of Denison's securities may receive a free printed copy of the Company's most recent Form 40-F and Annual Report, including the audited financial statements, by sending an email request to info@denisonmines.com, by submitting a request online at www.denisonmines.com, or by writing to Denison Mines Corp., 1100 - 40 University Avenue, Toronto, Ontario, Canada M5J 1T1.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 90% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering approximately 320,000 hectares in the Athabasca Basin region. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the MLJV, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposits and a 65.92% interest in the J Zone and Huskie deposits on the Waterbury Lake property. The Midwest, J Zone and Huskie deposits are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning, environmental and other consulting services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo